SELECT*ANNUITY II

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select Variable Account

Supplement dated December 2, 2010

This supplement updates and amends certain information contained in your prospectus dated April 8, 1997, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

_____

NOTICE OF UPCOMING INVESTMENT FUND MERGERS

The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved a proposal to merge certain Investment Funds. Subject to shareholder approval, effective after the close of business on or about January 21, 2011 (the "Merger Effective Date"), the following Disappearing Investment Funds will merge into and become part of the following Surviving Investment Funds.

Disappearing Investment Funds	Surviving Investment Funds
ING BlackRock Large Cap Value Portfolio (Class I)	ING T. Rowe Price Equity Income Portfolio (Class I)
ING Legg Mason ClearBridge Aggressive Growth Portfolio (Class I)	ING Large Cap Growth Portfolio (Class I)
ING Lord Abbett Growth and Income Portfolio (Class I)	ING Large Cap Value Portfolio (Class I) [1]

---

[1]   Currently, the ING Large Cap Value Portfolio is known as the ING Pioneer Equity Income Portfolio and is subadvised by Pioneer Investment Management, Inc. On the Merger Effective Date this Investment Fund will change its name to the ING Large Cap Value Portfolio and will be subadvised by ING Investment Management Co., ING Investment Management Advisors, B.V. and ING Investment Management Asia/Pacific (Hong Kong) Limited. See the following **"Notice of an Upcoming Investment Fund Addition"** for more information about this Investment Fund after the Merger Effective Date.

IMPORTANT INFORMATION REGARDING THE
UPCOMING INVESTMENT FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Sub-Account that invests in a Disappearing Investment Fund to any other available Sub-Account or to the Fixed Account. **See the "Transfers" section on page 22 of your product prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Sub-Account that invests in a Disappearing Investment Fund will automatically become an investment in the Sub-Account that invests in the corresponding Surviving Investment Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the Merger Effective Date all allocations directed to a Sub-Account that invests in a Disappearing Investment Fund will be automatically allocated to the Sub-Account that invests in the corresponding Surviving Investment Fund. You may give us alternative allocation instructions at any time by contacting the ING Customer Service Center.
- Contract owners who had Contract Value allocated to the Sub-Account that invested in the ING Lord Abbett Growth and Income Portfolio may leave their Contract Value in the Sub-Account that invests in the ING Large Cap Value Portfolio, but future allocations and transfers into this Sub-Account will be prohibited.
- After the Merger Effective Date, each Disappearing Investment Fund will no longer exist and all references to them in the product prospectus are to be replaced by the corresponding Surviving Investment Fund.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Contract Value immediately before the mergers will equal your Contract Value immediately after the mergers.

NOTICE OF AN UPCOMING INVESTMENT FUND ADDITION

In connection with the upcoming Investment Fund merger involving the ING Lord Abbett Growth and Income Portfolio referenced above, effective on the Merger Effective Date the ING Large Cap Value Portfolio (Class I) will be added to your Contract as a replacement investment option.

Please note the following information about the ING Large Cap Value Portfolio:

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Large Cap Value Portfolio (Class I) *(formerly ING Pioneer Equity Income Portfolio)*	Investment Adviser: Directed Services LLC Subadvisers: ING Investment Management Co.; ING Investment Advisers, B.V.; ING Investment Management Asia/Pacific (Hong Kong) Limited	Seeks long-term growth of capital and current income.

The Sub-Account that invests in the ING Lord Abbett Growth and Income Portfolio is currently closed to new investors and to new investments by existing investors. Because of the upcoming merger of this Investment Fund with and into the ING Large Cap Value Portfolio, your investment, if any, in the Sub-Account that invests in the ING Lord Abbett Growth and Income Portfolio will automatically become an investment in the Sub-Account that invests in the ING Large Cap Value Portfolio with an equal total net asset value. Contract owners who have Contract Value allocated to the Sub-Account that invests in the ING Large Cap Value Portfolio following the merger may leave their Contract Value in that Sub-Account but future allocations and transfers into it will be prohibited.

More information about the risks associated with investing in the ING Large Cap Value Portfolio can be found in the current prospectus and Statement of Additional Information for that Investment Fund.

IMPORTANT INFORMATION REGARDING THE
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO

Effective after the close of business on or about January 21, 2011, the ING Marsico International Opportunities Portfolio will be renamed ING T. Rowe Price International Stock Portfolio and T. Rowe Price Associates, Inc. will replace Marsico Capital Management, LLC as subadviser. Accordingly, effective on or about January 21, 2011, all references in the product prospectus to ING Marsico International Opportunities Portfolio are to be replaced with ING T. Rowe Price International Stock Portfolio and information about the ING Marsico International Opportunities Portfolio in the product prospectus is to be deleted and replaced with the following:

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price International Stock Portfolio (Class I) *(formerly ING Marsico International Opportunities Portfolio)*	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

IMPORTANT INFORMATION REGARDING THE
ING OPPENHEIMER GLOBAL STRATEGIC INCOME PORTFOLIO

Effective after the close of business on or about January 21, 2011, the ING Oppenheimer Global Strategic Income Portfolio will be renamed ING Global Bond Portfolio and ING Investment Management Co. will replace OppenheimerFunds, Inc. as subadviser under an interim subadvisory agreement. Accordingly, effective on or about January 21, 2011, all references in the product prospectus to ING Oppenheimer Global Strategic Income Portfolio are to be replaced with ING Global Bond Portfolio and information about the ING Oppenheimer Global Strategic Income Portfolio in the product prospectus is to be deleted and replaced with the following:

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Bond Portfolio (Class S) *(formerly ING Oppenheimer Global Strategic Income Portfolio)*	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.

IMPORTANT INFORMATION REGARDING THE
ING CLARION GLOBAL REAL ESTATE AND ING WELLS FARGO HEALTH CARE PORTFOLIOS

Effective immediately, each Investment Fund's classification has changed from non-diversified to diversified.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5050
> Minot, ND 58702-5050
> 1-877-884-5050

If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.